Contact

www.linkedin.com/in/brianenge
(LinkedIn)

Brian Enge
Pureboost Co-Founder
Cardiff-by-the-Sea, California, United States

Experience

Pureboost Energy Drink Mix
Co-Founder
June 2018 - Present (4 years 3 months)
Encinitas, California, United States

Pureboost is the original clean antioxidant energy mix.

Surf Sports Inc.
CEO
January 2019 - Present (3 years 8 months)

Youth sports organization focused on creating the best experiences and opportunities for kids.

YMCA of San Diego County
Board Member
November 2019 - Present (2 years 10 months)
San Diego, California, United States

San Diego Sport Innovators (SDSI)
Advisory Board
March 2009 - Present (13 years 6 months)

SKLZ
President
August 2013 - February 2017 (3 years 7 months)
Carlsbad, CA

SurfTech Inc.
Board of Directors
September 2009 - September 2014 (5 years 1 month)

The Active Network
Vice President
July 2010 - August 2013 (3 years 2 months)
San Diego, CA

Zoot Sports USA
CEO
2005 - 2010 (5 years)

Saucony
SVP
2002 - 2005 (3 years)

Schoffel North America
President
1998 - 2002 (4 years)

Cyrk
GM- Brands Division
1993 - 1996 (3 years)

Wichita Wings
Professional Soccer Player
1992 - 1993 (1 year)
Wichita, Kansas

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Education

Harvard Business School
MBA · (1996 - 1998)

Harvard University
BA, Government · (1988 - 1992)